Exhibit 99.1

PATENT PROPERTIES ANNOUNCES THIRD QUARTER 2013 RESULTS

Stamford, CT – November 14, 2013 – Patent Properties, Inc. (OTC BB: GLOI), an intellectual property company that develops and commercializes its unique portfolio of assets and is creating a disruptive licensing solution for the mass market of patent owners and users, today announced third quarter and nine-month results for the period ended September 30, 2013.

Third Quarter 2013 Highlights and Subsequent Events

•	In September 2013, completed the merger of GlobalOptions Group, Inc. and Walker Digital Holdings, LLC, a wholly-owned subsidiary of Walker Digital, LLC (the “Merger”). Subsequent to the Merger, Walker Digital Holdings, LLC changed its name to Inventor Holdings, LLC.

•	In September 2013, completed an $11.7 million primary private placement from the sale of 3,860,615 shares of common stock at $3.00 per share. Investors also received 50% warrant coverage exercisable for a period of three years at $3.00 per share. The warrants are subject to a call if the stock trades above $6.00 per share for 20 of 30 business days once the underlying shares are registered.

•	As of September 30, 2013, Patent Properties has $26.6 million in cash and no outstanding debt on its balance sheet.

•	Effective November 12, 2013, the Company officially changed its name from GlobalOptions Group, Inc. to Patent Properties, Inc. Patent Properties will be changing its ticker symbol imminently.

“The third quarter of 2013 saw us achieve a milestone as we completed the merger with GlobalOptions and became a public company,” said Jonathan Ellenthal, Chief Executive Officer of Patent Properties. “The merger allows us to bring to the public market a broad and still-growing portfolio of wholly-owned inventions, as well as our ongoing efforts to protect and enforce our property rights. In addition, we remain on schedule to launch an entirely new patent licensing solution for the mass market in the second half of 2014. We believe our new licensing platform, once built, will address significant inefficiencies in the multi-billion dollar patent licensing market. Further, we are well capitalized and have the flexibility to execute our business plan and monetize our vast portfolio of intellectual property.”

Third Quarter 2013 Results

For the third quarter ended September 30, 2013, Patent Properties reported total revenue of $1.0 million versus $6.2 million in the prior-year period, primarily due to recording revenue from one licensing agreement in the third quarter 2013 compared to ten licensing agreements in the prior-year period.

The timing and results of patent filings and the Company’s enforcement proceedings relating to its intellectual property rights will fluctuate from period to period. Although revenues from one or more of the Company’s patents or patent families may be significant in a specific reporting period, Patent Properties believes that none of its patents or patent families are individually significant to its licensing and enforcement business as a whole.

Legal and consulting contingent fees for the third quarter 2013 were $0.4 million versus $2.9 million in the prior-year period. As a percentage of revenue, legal and consulting contingent fees were 44% for the third quarter 2013 and 47% for the prior-year period. Legal and consulting contingent fees are dependent upon the realization of revenue.

Other legal and consulting expenses for the third quarter 2013 were $0.3 million versus $0.8 million in the prior-year period, mainly attributable to the number of active patent infringement and licensing cases. As of September 30, 2013 and September 30, 2012, the Company had 19 and 27 active patent infringement and licensing cases, respectively. Other legal and consulting expenses fluctuate from period to period based on patent enforcement and prosecution activity associated with ongoing licensing and enforcement programs and the timing of the commencement of new licensing and enforcement programs in each period. The Company expects other legal and consulting expenses to continue to fluctuate period to period in connection with upcoming scheduled trial dates and its current and future patent development, licensing and enforcement activities.

Total operating expenses for the third quarter 2013 were $7.3 million versus $1.5 million in the prior-year period, primarily due to $5.6 million in professional fees related to the Merger and stock-based compensation on awards earned concurrent with the Merger. Of the $5.6 million, $0.8 million was professional fees and $4.8 million was stock-based compensation. Excluding professional fees and stock-based compensation, total operating expenses for the third quarter 2013 would have been $1.7 million.

Net loss for the third quarter of 2013 was $7.1 million compared to net income of $1.0 million in the prior-year period. Loss per share for the third quarter of 2013 was $0.76 compared to diluted earnings per share of $0.05 in the prior-year period. On a pro-forma basis, excluding the professional fees related to the Merger, net loss for the third quarter of 2013 would have been $1.5 million and loss per share would have been $0.16.

Liquidity and Capital Resources

As of September 30, 2013, Patent Properties has $26.6 million in cash and no outstanding debt on its balance sheet.

Conference Call Information

Patent Properties will host a conference call and live webcast to discuss third quarter 2013 results on Friday, November 15, 2013 at 9:00 AM Eastern time.

The conference call can be accessed over the phone by dialing 1-877-407-3982 or for international callers by dialing 1-201-493-6780; please dial-in 10 minutes before the start of the call. A replay will be available two hours after the call and can be accessed by dialing 1-877-870-5176 or for international callers by dialing 1-858-384-5517; the passcode is 13572872. The replay will be available until Friday, November 22, 2013.

In order to access the live webcast, please go to the Investor Relations section of Patent Properties’ website at http://www.patentproperties.com and click on the available webcast link. A replay will be available shortly after the original webcast.

Forward-Looking Statements

This press release may contain certain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results, performance, prospects and opportunities. When used, the words “anticipate,” “believe,” “estimate,” “expect” and “intend” and words or phrases of similar import, as they relate to Patent Properties, are intended to identify forward-looking statements. Such forward-looking statements include, in particular, projections about the Company’s future results, statements about its plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.

Additionally, statements concerning future matters such as revenue levels, expense levels, and other statements regarding matters that are not historical are forward-looking statements. Management cautions that these forward-looking statements relate to future events or the Company’s future financial performance and are subject to business, economic, and other risks and uncertainties, both known and unknown, that may cause actual results, levels of activity, performance, or achievements of its business or its industry to be materially different from those expressed or implied by any forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, but are not limited to, those discussed under the section entitled “Risk Factors” in the Company’s Current Report on Form 8-K dated September 18, 2013 (as amended by Form 8-K/A filed on September 30, 2013) and in any Risk Factors or cautionary statements contained in its quarterly reports on Form 10-Q. Readers should carefully review this information as well as other risks and uncertainties described in other filings the Company makes with the Securities and Exchange Commission, or the SEC. The Company does not undertake any obligation to publicly update these forward-looking statements. As a result, investors should not place undue reliance on these forward-looking statements.

About Patent Properties, Inc.

Patent Properties, Inc. (OTC BB: GLOI) intends to develop, enforce and commercialize its unique portfolio of intellectual property assets, which were created by Walker Digital, LLC, the research and development lab led by internationally recognized inventor and entrepreneur Jay Walker, and also to introduce a disruptive licensing solution for the mass market of patent owners and users. Mr. Walker is best known as the founder of priceline.com and has twice been named by TIME magazine as “one of the top 50 business leaders of the digital age.” All of the patents owned by the company were developed internally by Walker Digital, LLC, with Jay Walker as a named inventor on all issued patents and the lead inventor on the vast majority. Additional information regarding the company can be found at www.patentproperties.com.

Investor Contact for Patent Properties, Inc.:

Don Duffy, ICR

(203) 682-8215

Media Contact:

Michael Fox, ICR

(203) 682-8218

PATENT PROPERTIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Revenues:
Licensing fees	$956	$6,187	$2,080	$15,657
Patent sales	—	—	—	1,600

Total revenues	956	6,187	2,080	17,257

Cost of revenues:
Legal and consulting contingency fees	416	2,899	803	6,762
Other legal and consulting fees	326	753	1,269	1,973
Electronic data set-up fees	—	—	—	1,600

Total cost of revenue	742	3,652	2,072	10,335

Net revenue	214	2,535	8	6,922

Operating expenses:
Compensation and benefits	1,456	1,296	2,052	2,659
Professional fees	5,582	—	5,874	—
Patent expenses	213	162	620	620
General and administrative	69	44	139	130

Total operating expenses	7,320	1,502	8,685	3,409

Net income (loss)	$(7,106)	$1,033	$(8,677)	$3,513

Net income (loss) per common share:
Basic	$(0.76)	$0.13	$(1.06)	$0.46
Diluted	$(0.76)	$0.05	$(1.06)	$0.15

Weighted average common shares outstanding:
Basic	9,310,882	7,667,667	8,221,424	7,667,667
Diluted	9,310,882	22,666,667	8,221,424	22,666,667

PRO FORMA COMPUTATION RELATED TO CONVERSION TO C CORPORATION FOR INCOME TAX PURPOSES (unaudited):

Historical income (loss)	(7,106)	1,033	(8,677)	3,513
Pro forma benefit (provision) for income taxes	2,842	(413)	3,471	(1,405)

Pro forma income (loss)	(4,264)	620	(5,206)	2,108

Pro forma weighted average basic shares outstanding	9,310,882	7,667,667	8,221,424	7,667,667
Pro forma weighted average diluted shares outstanding	9,310,882	22,666,667	8,221,424	22,666,667

Pro forma basic earnings (loss) per share	$(0.46)	$0.08	$(0.63)	$0.27
Pro forma diluted earnings (loss) per share	$(0.46)	$0.03	$(0.63)	$0.09

PATENT PROPERTIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

	September 30, 2013	December 31, 2012
	(unaudited)
ASSETS
Current Assets:
Cash	$26,580	$—
Accounts receivable, net	19	3,663
Prepaid and other current assets	460	164

Total current assets	27,059	3,827
Other Assets:
Investments, at cost	250	250

TOTAL ASSETS	$27,309	$4,077

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$176	$465
Accrued expenses	1,284	1,684

TOTAL LIABILITIES	1,460	2,149

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 15,000,000 shares authorized Series B Convertible Preferred stock, $0.001 par value, 14,999,000 shares designated, issued and outstanding	15	15
Common stock, $0.001 par value, 100,000,000 shares authorized; 21,134,744 and 7,667,667 shares issued as of September 30, 2013 and December 31, 2012, respectively	21	8
Treasury stock, at cost	(840)	—
Additional paid-in capital	33,402	(23)
Accumulated deficit	(6,749)	1,928

TOTAL STOCKHOLDERS’ EQUITY	25,849	1,928

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$27,309	$4,077